

December 29, 2010

Michael F. Neidorff
Chairman and Chief Executive Officer
Centene Corporation
7711 Carondelet Avenue
St. Louis, Missouri 63105

> **Re: Centene Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-31826**

Dear Mr. Neidorff:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
7. Short-term and Long-term Investments and Restricted Deposits, page 40

1. Please revise your disclosure, to state the name of each person in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders' equity. Separately disclose the name and aggregate amount invested as recorded in your Consolidated Balance Sheets. Refer to note (6) of Rule 7-03(a)(1) of Regulation S-X.

11. Income Taxes, page 43

2. You disclose that the IRS has initially denied the $34.856 million tax benefit you recognized for the abandonment of the FirstGuard stock in 2007, and that you are proceeding with the appeals process and believe it is more likely than not that your tax

position will be upheld. Please revise your disclosure to specifically address the reason that the IRS has initially denied your tax position, and the basis for your conclusion that it is more likely than not that the IRS will reverse their initial denial and your tax position will be upheld.

24. Condensed Financial Information of Registrant, page 49

3.   Please provide us a detailed description of the cash transactions that enabled the Parent to report $92.7 million of positive operating cash flows during 2009. Parent-only operating cash flows comprises 37% of consolidated operating cash flows. Presumably, the Parent has no operations and merely pays interest and taxes, and receives dividend and interest payments from its subsidiaries. Also, provide us an explanation as to why parent-only operating cash flows increased from $37.5 million in 2008 to $92.7 million in 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant